SOKO FITNESS & SPA GROUP, INC.
No.194, Guogeli Street, Harbin,
Heilongjiang Province, China 150001

April 13, 2010

Via EDGAR TRANSMISSION

Mr. H. Christopher Owings, Assistant Director
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	SOKO Fitness & Spa Group, Inc.
Registration Statement on Form S-1
File No. 333-151563

Dear Mr. Owings:

SOKO Fitness & Spa Group, Inc. (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. today, April 13, 2010.

Please note that the Company acknowledges the following:

•
should the Securities and Exchange Commission (the “Commission”) or the staff thereof, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff thereof, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact our legal counsel, Barry I. Grossman, Esq. or Lawrence A. Rosenbloom, Esq. at 212-370-1300.

Very truly yours,

/s/ Tong Liu
Tong Liu
Chief Executive Officer
SOKO Fitness & Spa Group, Inc.